                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                       (Amendment No. ________________)*


                               DST SYSTEMS, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  0002333261
                                (CUSIP Number)

                               George L. Argyros
                         c/o Arnel Development Company
                        949 South Coast Drive, Suite 600
                          Costa Mesa, California 92626
                            Tel. No.: (714) 481-5000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
                              J. Jay Herron, Esq.
                             O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   Suite 1700
                        Newport Beach, California 92660

                               December 21, 1998
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 0002333261
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
             George L. Argyros
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Inapplicable.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)     [_]
     (b)     [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

             OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                                7    SOLE VOTING POWER
                                     4,782,036
NUMBER OF
SHARES                          8    SHARED VOTING POWER
BENEFICIALLY                         -0-
OWNED BY
EACH                            9    SOLE DISPOSITIVE POWER
REPORTING                            4,782,036
PERSON
WITH                            10   SHARED DISPOSITIVE POWER
                                     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,782,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.6%

14   TYPE OF REPORTING PERSON
     IN

SEC 1746 (3-98)

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Item 1.  Security and Issuer
----------------------------

          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of DST Systems, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

Item 2.  Identity and Background
--------------------------------

          (a) This Schedule 13D is filed on behalf of George L. Argyros, (the "Reporting Person").

          (b) The business address of the Reporting Person is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

          (c) The Reporting Person's present principal occupation is Chairman and Chief Executive Officer of Arnel Development Company.

          (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          The Common Stock of the Issuer beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person. The Reporting Person and affiliated entities acquired 4,782,036 shares of Common Stock of the Issuer pursuant to the merger (the "Merger") of USCS International, Inc. ("USCS") into a wholly owned subsidiary of the Issuer. The Merger was consummated on December 21, 1998. Pursuant to the Merger, stockholders of USCS received 0.62 (the "Exchange Ratio") shares of the Issuer for each share of USCS common stock owned by them. In addition, upon the closing of the Merger, all outstanding options to purchase shares of USCS common stock were converted into options to purchase shares of Common Stock of the Issuer, with such number of shares of Common Stock of the Issuer underlying such options determined by multiplying the number of shares of USCS underlying each outstanding USCS option by the Exchange Ratio.

Item 4.  Purpose of Transaction
-------------------------------

          Each of the Reporting Person and affiliated entities of the Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.

          Other than as described in the preceding paragraph, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a) The Reporting Person beneficially owns 4,782,036 shares of Common Stock of the Issuer, which represent approximately 7.6% of the outstanding shares of Common Stock of the Issuer.

          (b)  Number of shares as to which reporting person has:

               1.   Sole power to vote or direct vote:  4,782,036

               2.   Shared power to vote or direct vote:  -0-

               3.   Sole power to dispose or direct the disposition:  4,782,036

               4.   Shared power to dispose or direct the disposition:  -0-

          (c) Neither the Reporting Person nor any affiliated entity has effected any transactions in any shares of Common Stock of the Issuer during the past 60 days.

          (d)  Other Interests:

               1. Argyros Children's Trust II owns 37,200 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Children's Trust. The Reporting Person disclaims beneficial ownership of these shares.

               2. The Argyros Foundation owns 16,451 shares of the Issuer. The Reporting Person is the Chairman of the Argyros Foundation. The Reporting Person disclaims beneficial ownership of these shares.

               3. HBI Financial Inc. owns 15,500 shares of the Issuer. The Reporting Person is the sole shareholder of HBI Financial Inc. and therefore, has the power to direct the affairs, including decisions respecting the voting or disposition of shares.

               4. GLA Financial Corporation owns 843 shares of the Issuer. The Reporting Person is the sole shareholder of GLA Financial, and therefore, has the power to direct the affairs, including decisions respecting the voting or disposition of shares.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          In connection with the Merger, the Reporting Person entered into an affiliate agreement in favor of the Issuer, pursuant to which the Reporting Person agreed that during the period beginning when the Reporting Person received written notice from the Issuer that the closing of the Merger was reasonably expected to occur 30 days from the date of such notice, the Reporting Person would not sell, transfer or otherwise dispose of or reduce any risk relative to his shares of Common Stock of the Issuer until the earlier of (i) the time when results covering at least 30 days of operations of the Issuer (including combined operations of USCS) after the closing of the Merger were published in a public filing or announcement or (ii) 60 days from the closing of the Merger, but in no event before February 15, 1999. The closing of the Merger occurred on December 21, 1998. In addition, the Reporting Person agreed that he would not sell, assign or transfer any shares of Common Stock of the Issuer received pursuant to the Merger except (i) pursuant to an effective registration statement, (ii) by a transaction in conformity with the volume and other limitations of Rule 145 or Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), to the extent applicable, or any other applicable rules promulgated by the Securities and Exchange Commission or (iii) in a transaction which, in the opinion of independent counsel reasonably satisfactory to the Issuer, or as described in a "no-action" or interpretative letter from the staff of the Securities and Exchange Commission, is not required to be registered.

          The Reporting Person, along with certain other stockholders of USCS who may deemed to be affiliates of USCS (collectively, the "Rights Holders"), have entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer that gives the Rights Holders the right to request that the Issuer register for sale under the Securities Act all or part of their shares of Common Stock of the Issuer which the Rights Holders cannot sell or transfer in a single transaction without registration as a result of certain restrictions in Rule 145 and/or Rule 144 under the Securities Act (the "Registrable Securities"). The Rights Holders are collectively entitled to make two requests for registration during the five year term of the Registration
Rights   Agreement, but not more than once in any twelve-month period.  Upon receipt of such request, the Issuer is required to notify the other Rights Holders of the request, and the Issuer is required to include in the registration, subject to specified limits, any Registrable Securities for which registration is requested by any Rights Holder. Any Rights Holder who does not participate in a registration that is requested by other Rights Holders may not make a request to register its Registrable Securities for twelve months following the effectiveness of such registration. The Registration Rights Agreement also gives the Rights Holders certain "piggyback" registration rights during the term of such agreement.

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          The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by reference to exhibits filed herewith which are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

          Exhibit 1 Affiliate Agreement, dated as of November 3, 1998, by George L. Argyros in favor of DST Systems, Inc.

          Exhibit 2    Registration Rights Agreement, dated as of December 21,
                       1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

     Dated:  December 30, 1998


                                         /s/ George L. Argyros
                                         ----------------------------------
                                         George L. Argyros